August 30, 2005

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

U.S.A.

Re:	Republic of the Philippines
Registration Statement under Schedule B
File No: 333-126385

Ladies and Gentlemen:

THE REPUBLIC OF THE PHILIPPINES, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of Pre-effective Amendment No. 2 to the above-captioned Registration Statement under Schedule B be accelerated so that it may become effective at 1:00 p.m. on August 30, 2005, or as soon as practicable thereafter.

Please call David Johnson of Allen & Overy at (852) 9109 1441 if members of the Staff have any questions about this filing and to notify us that the Registration Statement has been declared effective.

Very truly yours,

/s/ Roberto B. Tan

Roberto B. Tan

Undersecretary of the Department of Finance